FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Notice of Redemption dated March 24, 2017

NOTICE OF REDEMPTION

To the Holders, Trustee and Paying and Transfer Agent
in connection with

ICICI BANK LIMITED

6.375% USD 750 million Fixed to Floating Rate Subordinated Debt Securities

CUSIP Numbers: 45104GAE4 and Y38575DE6*

ISIN: US45104GAE44 and USY38575DE68*

Common Code: 028219539 and 028219628*

NOTICE IS HEREBY GIVEN that, pursuant to Section 4.07 and of the Indenture, dated as of January 12, 2007 (as amended or supplemented from time to time, the “Indenture”), between ICICI Bank Limited and The Bank of New York (now The Bank of New York Mellon), as trustee (the “Trustee”), the Bank has notified the Trustee that all outstanding 6.375% US$750 million Fixed to Floating Rate Subordinated Debt Securities (the “Notes”) of the Bank will be redeemed in full on April 30, 2017 (the “Redemption Date”) at a redemption price (the “Redemption Price”) equal to 100.00% of the principal amount thereof plus accrued and unpaid interest to (but not including) the Redemption Date.

The amount of accrued and unpaid interest with respect to the Notes to (but not including) the Redemption Date will be US$31.875 on each US$1,000 of Notes.

The Redemption Price (including the amount of accrued and unpaid interest with respect to the Notes to but not including the Redemption Date) for all outstanding Notes on the Redemption Date will be US$1031.875 for each US$1,000 of Notes.

On the Redemption Date, the Redemption Price will become due and payable on each Note to be redeemed and, unless the Bank defaults in the payment of the Redemption Price, interest on the Notes will cease to accrue on and after the Redemption Date.

Payment of the Redemption Price and surrender of the Notes for redemption will be made through the facilities of The Depository Trust Company. Payment of the Redemption Price will be made on the Redemption Date upon presentation and surrender of the Notes on or before the Redemption Date to The Bank of New York Mellon, as paying agent (the “Paying Agent”), by hand or by mail as follows:

The Bank of New York Mellon

101 Barclay Street, 21 West

New York, New York 10286

E-mail: CTSingaporeGCS@bnymellon.com, with a copy to CTSingaporeGCA@bnymellon.com

Attention: Global Trust Services

The method of delivery of the Notes is at option and risk of the holders but, if mail is used, registered mail is recommended for your protection.

Capitalized terms used but not defined herein shall have their respective meanings given to them in the Indenture.

* No representation is made as to the correctness of the CUSIP, ISIN or Common Code number either as printed on the Notes or as contained in this Notice of Redemption and the Holder should rely only on the other identification numbers printed on the Notes.

Under U.S. federal income tax laws, paying entity may be required to withhold up to 30% of payments to holders unless holders establish an exemption from withholding. U.S. persons generally establish an exemption from withholding by providing the paying entity with completed Internal Revenue Service (IRS) Form W-9. Non-U.S. persons generally establish an exemption from withholding by providing the paying entity with a completed IRS Form W-8 as may be applicable. Backup withholding also may apply to certain holders. Holders should consult their tax advisors.

Dated as of March 24, 2017

/s/ Rakesh Jha
Name: Rakesh Jha
Title: Chief Financial Officer

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 29, 2017	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager